

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (781/237-6880)

December 20, 2010

Howard N. Feist III
Vice President – Finance and Chief Financial Officer
American Biltrite Inc.
57 River Street
Wellesley Hills, MA 02481

> **Re: American Biltrite Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Definitive 14A Filed April 1, 2010**
> **File No. 001-04773**

Dear Mr. Feist:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jay Ingram
Legal Branch Chief